EXHIBIT 99.1

POET Technologies Introduces “POET Starlight” for the Artificial Intelligence Market and Receives Advanced Purchase Order from Celestial AI

TORONTO, April 25, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced “POET Starlight™”, a packaged light source solution for AI applications. POET has entered into an agreement with Celestial AI, creators of the Photonic Fabric™, for development and production of POET Starlight packaged light sources and has received an advanced purchase order for initial production units.

“POET’s Starlight chips and its technology roadmap are complementary to our advanced silicon photonics and system-in-package technologies,” said Preet Virk, Co-founder and COO of Celestial AI.  “We are pleased to continue our collaboration with POET Technologies, building on its optical interposer technology to enable us to meet our performance, scale, and cost targets.”

The POET Starlight products are packaged light engines based on POET's LightBar™ platform, which recently earned industry praise when it was demonstrated at OFC. Chip developers are working to redesign the core of computer architecture to incorporate light for communication among chips or to perform complex computations, all in an effort to eliminate the bandwidth and power-efficiency bottlenecks inherent in electronic devices. Each such chip requires one or more light sources able to provide several frequencies of light integrated into the fabric of the device.

POET’s Starlight products integrate active components like lasers and certain other passive optical and electrical components into the optical interposer to provide a complete light source solution that can be integrated on a host board and connected to chips and ASICs with built-in silicon photonics. POET achieves its low-cost solution through the use of features and benefits of the POET Optical Interposer platform and the “semiconductorization” of photonics fabrication processes.

“External light sources for Artificial Intelligence applications has been one of the key verticals for POET Technologies. We are delighted to continue to work with Celestial AI to provide a high-volume manufacturable solution for their optical interconnect technology platform,” said Dr. Suresh Venkatesan, Chairman and CEO of POET Technologies.  “The ability for POET to passively attach high power CW lasers on its optical interposer at wafer scale enables the use of single known-good laser chips and eliminates the need for laser arrays which can be cost prohibitive for high-volume applications. The POET team has worked closely with Celestial AI to define a low-cost packaging solution that is up to 75% lower in cost than competing solutions and is highly scalable for the volumes that Celestial AI is projecting.”

POET’s Starlight C-Band and O-Band LightBar products incorporate monolithically integrated passive components like multiplexers, demultiplexers, splitters, combiners, and waveguides. Known-good high power CW lasers and monitor photodiodes are flip chipped and passively attached to the optical interposer platform. POET expects to complete design verification testing and reliability qualification of the Starlight engines by the end of 2023 and start production in the second half of 2024. The size of the AI chip market is projected by Allied Market Research to reach $263 billion by 2031.

A recorded interview with POET’s Senior Vice President – Product Line Management, Raju Kankipati, called "POET Starlight Announced as Part of AI Hardware Partnership", can be found on the Company’s YouTube channel using this link: https://youtu.be/Ky6t8UdLaqU. It will also be available on the Company’s website later in the day.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

About Celestial AI

Celestial AI is the creator of Photonic Fabric™, the optical interconnect technology platform enabling disaggregation of memory and compute for next generation data centers.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s announced products and those of its customers.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its light source products, the success of its customer’s products, the capabilities of its operations, including its joint venture, to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of its light source engines to be incorporated into its customer’s AI products, the failure of its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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